FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of November, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 – NYSE : GGY)
Third Quarter 2006 Results
Revenues of Euros 321 million, up 46%
Operating Result of Euros 72 million, a 22% margin
Paris, November 15th 2006
Compagnie Générale de Géophysique (ISIN: 0000120164 – NYSE: GGY) published today its unaudited consolidated results for the third quarter of 2006.
Q3 2006 highlights:
•	Third quarter 2006 Group revenues of Euros 321 million, up 46% in Euros (54% in USD) compared to the third quarter of 2005.

•	Group operating result of Euros 72 million, a 22% operating margin, compared to Euros 13 million (6% operating margin) in the third quarter of 2005.

•	Geophysical Services: Revenues of Euros 201 million, up 40% in Euros (48% in USD) compared to the third quarter of 2005 and a 20% operating margin.

•	Sercel: Revenues of Euros 134 million, up 38% in Euros (46% in USD) compared to the third quarter of 2005 and a 29% record operating margin.

•	Group net result of Euros 45 million.

•	Group backlog of USD 1.1 billion as of November 1st 2006, a 45% increase year on year.
Comments and Perspectives :
CGG Chairman & CEO, Robert Brunck, commented: “In a buoyant geophysical market, the very good financial results delivered this quarter and across the last nine months by both Geophysical Services and Sercel, illustrate the strong operating performance of the company and the good quality of our portfolio of activities.
The merger process with Veritas is progressing in line with our initial schedule and we are confident in the capacity of the new Group CGG-Veritas to very rapidly, as early as the beginning of 2007, fully reap the benefit of a broader geographical positioning and a reinforced technological profile in a favourable market”.

Consolidated Statement of Earnings

Million Euros	End of September		Q 3
IFRS	2006	2005	2006	2005

Operating revenues	955.6	607.5	321.1	220.5
Gross profit	320.3	135.5	105.3	45.9
Operating profit (loss)	217.6	45.0	71.5	12.9
Equity in income (loss) of affiliates	8.9	9.6	3.1	2.9
Net cost of financial debt	(19.2)	(26.7)	(6.1)	(7.1)
Variance on derivative on convertible bonds	(23.0)	(38.0)		(23.3)
Other financial income (loss)	(8.4)	1.3	(1.8)	0.6
Income Taxes	(54.9)	(18.5)	(21.9)	(3.7)
Net income	121.0	(27.3)	44.8	(17.7)

Net income (loss) per share / diluted in Euros	6.78	(2.37)	2.49	(1.57)
Weighted average number of shares outstanding	17 675 616	13 384 602	17 860 465	13 384 602
Group Revenues:
Group revenues for the third quarter of 2006 were Euros 321.1 million (USD 410.8 million), up 46% in Euros and 54% in USD compared to the third quarter of 2005.
Group revenues for the first 9 months of 2006 were Euros 955.6 million (USD 1,186.5 million) up 57% in Euros and 54% in USD compared to the same period of last year.
Q3 Revenues per segment:
Total revenues for Geophysical Services for the third quarter 2006 were Euros 201.0 million (USD 257.2 million), up 40% in Euros and 48% in USD compared to the third quarter of 2005.
Land revenues were Euros 23.3 million (USD 29.8 million), down 31% in Euros and 27% in USD compared to the third quarter of 2005.
Offshore revenues were Euros 144.1 million (USD 184.4 million), up 81% in Euros and 91% in USD compared to the third quarter of 2005.
Total revenues for multi-clients surveys were Euros 57.3 million, up 108% year on year. The net book value of the multi-clients data library at the end of September 2006 was Euros 70 million.
Processing and Reservoir revenues were Euros 33.6 million (USD 42.9 million), up 12% in Euros and 18% in USD compared to the third quarter of 2005.
Sercel total sales for the third quarter 2006, were Euros 134.3 million (USD 171.8 million), up 38% in Euros and 46% in USD compared to the same period of last year.
External sales for the third quarter of 2006 were Euros 120.1 million (USD 153.6 million) up 55% in Euros and up 64% in USD compared to third quarter of 2005.
Group Operating Income:
Group operating profit for the third quarter of 2006 was Euros 71.5 million representing a 22.3% operating margin, compared to Euros 12.9 million of operating profit for the third quarter 2005 and a 5.9% operating margin. This operating profit does not take into account the Euros 3.3 million contribution from Argas.
Group operating profit for the first 9 months of 2006 was Euros 217.6 million representing a 22.8% operating margin, compared to Euros 45.0 million of operating profit for the same period last year and a 7.4% operating margin. This operating profit does not take into account the Euros 9.0 million contribution from Argas.
Q3 Operating Income per segment:
Geophysical Services: Operating profit for the third quarter of 2006 was Euros 40.0 million, (not including the Argas contribution of Euros 3.3 million) representing a 20.0% operating margin compared to Euros 2.4 million operating profit (1.7% operating margin) for the third quarter of 2005.
During this quarter, the land acquisition activity was impacted by the completion of several projects and the start of new ones. At the end of September, 10 crews were in operation.
In marine acquisition, 7 of the 9 3D vessels worked on contracts. A second vessel, as anticipated, was dedicated to multi-clients work, on a program located in the deep offshore Gulf of Mexico, south of our current library.
Multi-client after-sales were Euros 33.3 million compared to Euros 24.1 million last year, a 38% increase due to a sustained demand in the Gulf of Mexico and in Brazil.
In processing and reservoir, a new center was opened in Moscow and a new dedicated center has been awarded in Madrid.
Sercel: Operating profit for the third quarter of 2006 was Euros 38.6 million, representing a 29% operating margin compared to Euros 19.5 million for the third quarter 2005, and a 20% operating margin. This quarter was characterized by a strong demand for offshore equipment and a growing demand for land equipment.
During the quarter, Sercel reinforced its technological portfolio with the acquisition of Vibtech, a company based in Scotland, specialized in wireless technologies for seismic data recording and with the acquisition of a 20% interest in Cybernetix, specialized in innovative solutions in robotics and automated machines for nuclear and oil services.

Million Euros	End of September		Q 3
IFRS	2006	2005	2006	2005

Operating revenues
Services	603.9	392.1	201.0	143.4
Products	421.5	256.0	134.3	97.1
Elimination	(69.8)	(40.6)	(14.2)	(20.0)
Total	955.6	607.5	321.1	220.5

Operating profit (loss)
Services	129.7	14.0	40.0	2.4
Products	113.5	49.3	38.6	19.2
Corporate & Elimination	(25.6)	(18.3)	(7.1)	(8.7)
Total	217.6	45.0	71.5	12.9

Net Result:
The Group net result for the third quarter of 2006 was a profit of Euros 44.8 million, a 14% net margin, compared to a net loss of Euros 17.7 million for the same period of last year, (which included Euros 23.3 million specific financial charges for the variance on derivative of the 2012 convertible bonds).
The Group net result for the first 9 months of 2006, including Euros 23.0 million specific charges for convertible bonds, was a profit of Euros 121.0 million compared to a Group net loss of Euros 27.3 million for the same period of last year (which included Euros 38.0 million for convertible bonds).
Group Net Result

Million Euros	End of September		Q 3
IFRS	2006	2005	2006	2005

Net income before variance on derivative of CB	144.0	10.7	44.8	5.6
Variance on derivative of the convertible bonds (CB)	(23.0)	(38.0)		(23.3)
Net income (loss)	121.0	(27.3)	44.8	(17.7)
Operating Result Before Depreciation and Amortization :
The Operating Result before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our former financial reports is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.
The ORBDA for the third quarter 2006 was Euros 122.3 million, representing 38% of revenues and a 148% increase year on year.

Million Euros	End of September		Q 3
IFRS	2006	2005	2006	2005

ORBDA	359.9	148.9	122.3	49.3
Summary of cash-flows:

Million Euros	End of September		Q 3
IFRS	2006	2005	2006	2005

Net Cash before change in working capital	296.0	121.2	100.5	39.0
Net Cash provided by operating activities	194.3	109.3	52.3	31.4
Total purchases of tangible and intangible assets	(131.3)	(67.7)	(37.3)	(30.9)
Investment in multi-clients surveys	(38.9)	(19.2)	(12.4)	(4.2)
Balance Sheet items: As of September 30th 2006, net equity was Euros 850.5 million and net debt was Euros 273.0 million, representing a 32% gearing ratio.
Equity and Net Debt

Million Euros
IFRS	30/09/2006	31/12/2005

Shareholders’ equity	850.5	698.5
Net debt	273.0	297.2
Gearing ratio	32.1%	42.5%

Backlog:
The backlog as of November 1st 2006 was USD 1.1 billion, up 45% compared to November 1st 2005.

Contact: Christophe BARNINI                                                 (33) 1 64 47 38 10

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry providing a wide range of seismic data acquisition. processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 – Massy Cedex

Date : November 15th, 2006	By Senior Executive Vice President
Technology , Control &Planning and
Communication
/Gerard CHAMBOVET/